Release:            February 3, 2016

Effective regulatory approval fact-based and free of political interference, CP argues in white paper

Calgary, AB – Canadian Pacific (TSX: CP) (NYSE: CP) today released a white paper detailing the comprehensive, merit-based process any merger application would be subject to at the Surface Transportation Board.

The full text of the white paper, CP-NS: A Comprehensive Approach to Regulatory Approval, is below. A PDF version can be downloaded at: http://www.cpr.ca/en/investors.

CP-NS: A Comprehensive Approach to Regulatory Approval

The status quo is not an option for North American rail

In 2001, the U.S. Surface Transportation Board (STB) issued new merger rules that clarified how the “public interest” standard would be applied in Class I rail consolidation cases. The new rules place a greater emphasis on showing that a proposed transaction enhances competition and proactively ensures that the public benefits of the transaction will be realized while minimizing the risk of any potential harm from transitional service problems.

In advancing its proposal to combine CP and Norfolk Southern Corp. (NS), CP is confident that the proposal can meet this standard and its voting trust structure will be approved because a CP-NS combination will more than satisfy the STB’s public interest standard by introducing features that will enhance competition through a number of shipper-friendly options.

Together, CP and NS will form an integrated transcontinental railroad with the scale and reach to deliver unsurpassed levels of service and safety to customers and communities while increasing competition, supporting continued economic growth and creating significant shareholder value.

CP believes that all stakeholders will benefit if the proposed transaction is evaluated on its merits and based on a full record that includes the opportunity for all interested parties to comment within the STB’s prescribed framework, free from political interference.

Benefits of the Staggers Rail Act

In 1980, the Staggers Rail Act deregulated the failing rail industry. Economic regulation had made it virtually impossible for the industry to reinvest in its crumbling infrastructure, which led to several railroad bankruptcies. To stem this tide, Congress removed much of the existing regulatory regime so the industry could make rational, market-based decisions.

By all measures, Staggers has been a success. The industry was able to shed excess capacity, price services based on the market, and consolidate. This resulted in a dramatic and sustained increase in productivity levels, service, and reinvestment in rail infrastructure, coupled with steadily declining rail rates (see Figure 1: US Freight Railroad Performance Since the Staggers Act).

Today’s rail industry is healthier than it has been in decades, largely due to consolidation and a minimalist regulatory approach. To bolster these improvements, Congress, in 1995 enacted the Interstate Commerce Commission (ICC) Termination Act, which replaced the ICC with the much smaller and independent STB. The Act vested the STB with exclusive jurisdiction over rail consolidation, while retaining the Staggers Act mandate that the STB minimize regulatory control over the free market operation of the rail industry.

While the number of fully functioning Class I railroads has decreased from 18 in 1980 to the current seven1, merger approval under the statutory “public interest” standard has assured that the rail industry is not only as fiercely competitive as ever, but also healthier and more efficient.

Figure 1. US Freight Railroad Performance Since the Staggers Act2

The Introduction of New Rules for Class I Consolidation

In 2001, the STB’s revised merger policy and procedures refined the “public interest” standard for Class I (major) mergers. The updated merger rules require applicants to show that a transaction enhances competition and has sufficient, proactive conditions to mitigate potential service harms.

To protect the public interest, the STB can impose conditions to mitigate potential harm. The STB added safeguards to protect the public against service disruptions by requiring applicants to present detailed plans that show both how service will be achieved and propose remedies to alleviate any identified disruptions.

1Competition in the Railroad Industry, STB Docket No. EP 705, Initial Comments of the Association of American Railroads, at 19 (Apr. 12, 2011)”; some reduction in the total number of Class I’s since 1980 is due to change in definition of Class I and factors other than consolidation.

2https://www.aar.org/Pages/US-Freight-Rail-Performance-Since-Staggers-Act.aspx (accessed January, 26, 2016).

Applicants are also required to discuss downstream effects, or, in other words, potential impacts stemming from any other future hypothetical mergers. This would “initiate a commentary” that allows the STB “to develop a consistent set of principles for analyzing all of the applications that could be brought to us in such a final round of mergers.”3

These new STB policies do not “reflect an anti-merger bias” or “reverse a statutory policy favoring mergers.”4 In fact, the STB reaffirmed that it “welcomes private-sector initiatives that enhance the capabilities and the competitiveness of the transportation infrastructure,” and recognizes that Class I mergers can “advance our nation’s economic growth and competitiveness through the provision of more efficient and responsive transportation.”5 Importantly, the rules do not change the Staggers Act mandate to approve transactions that advance the public interest6 and minimize regulatory control.7

These updated rules, although untested, establish a clear process for reviewing proposed Class I mergers, provide for the development of a full evidentiary record and the opportunity for all interested stakeholders to participate and raise concerns in an open and transparent proceeding, ensuring that the public interest is well-served.

The Practicality of Voting Trusts

As part of the merger process, voting trusts have been used in hundreds of transactions as effective insulation against the unlawful exercise of control over a railroad prior to STB approval. Without them, railroads would face a major impediment to transactions involving more than one carrier and

3Major Rail Consolidation Procedures, STB Ex Parte No. 582 (Sub-No. 1), at 44 (served June 11, 2001) (“Merger Rules Decision”).

4Id., at 12 n.12.

549 C.F.R. § 1180.1.

649 U.S.C. § 11324(c) (“The Board shall approve and authorize a transaction under this section when it finds the transaction is consistent with the public interest”).

749 U.S.C. § 10101(2) (U.S. policy is “to minimize the need for Federal regulatory control over the rail transportation system”).

thus be at a severe disadvantage vis-à-vis non-rail bidders.8 Voting trusts also protect against potential lessening of competition among carriers by placing the stock of one carrier in the hands of an independent trustee while the STB considers the transaction. In addition, voting trusts enable the target carrier’s stockholders to receive consideration prior to regulatory approval, thus removing their exposure to regulatory risk during the STB process.

In 2001, due to concerns regarding the potential risk of financial harm to the carrier in trust in the event regulatory approval is denied and the carrier must be divested, the STB required that Class I applicants seek pre-approval following the submission of the notice of intent to file a merger application. To gain approval, applicants must show that the proposed trust would insulate the carrier in trust from unlawful control and would be consistent with the public interest.9 Insulation from unlawful control is demonstrated by showing the voting trust is irrevocable and the trustee independent. The public interest standard is satisfied by showing either that the risk of financial harm from divestiture is low or that countervailing public benefits outweigh the risk.10 The STB rules on such requests after a “brief” notice and comment period.11

In considering voting trust structures that also involve management swaps, the STB has focused on the risk to competition. Consistent with its mandate and policy to minimize regulatory control, the STB does not ordinarily intervene in personnel decisions and has rejected calls to do so in the context of a voting trust. If specific concerns regarding the potential for unlawful control can be demonstrated, the STB has relied on its authority to set conditions that address such concerns by limiting the types of communications and operations in which the swapped officers or directors can engage.12 If the STB is concerned about future misconduct, the STB relies on the well-tested independent voting trust structure to prevent this possibility and the STB’s oversight and enforcement authority to resolve such problems if they ever arise.13

Of the 144 voting trusts that have been used since the Staggers Act of 1980, none have been rejected despite several challenges, including some involving management swaps. This record largely reflects that the principles central to a voting trust – independence and irrevocability – were established many decades ago and are embodied in the STB’s regulations.14

8See, e.g., Water Trans. Ass’n v. ICC, 715 F.2d 581, 586 (D.C. Cir. 1983)(holding that allowance of voting trust was consistent with policy to minimize need for Federal regulatory control as rejection would have foreclosed railroad from “common acquisition device of the tender offer” and could “foreclose acquisition entirely”).

9See 49 CFR § 1180.4 (b)(4)(iv).

10Merger Rules Decision at 29.

1149 CFR § 1180.4 (b)(4)(iv).

12See e.g., Santa Fe Southern Pacific Corp.-Control-Southern Pacific Trans. Co.: Merger-The Atchison, Topeka And Santa Fe Ry Co. and Southern Pacific Trans. Co., 1983 ICC LEXIS 70, **15-16 (Dec. 22, 1983) (refusing to prohibit management swap during voting trust which “under normal circumstances,” ICC “would be powerless to prevent”).

13Id. at 19 (finding concerns regarding potential exercise of unlawful control to be without merit “[g]iven the fact of a voting trust designed and monitored so as prevent impermissible cooperative action” and noting that ICC retained plenary authority to address specific problems).

1449 CFR Part 1013.

Congress Established the STB as an Independent Agency to Protect Against Political Influences

The STB operates under the Staggers Act’s basic regulatory mandate to minimize regulatory control over the rail industry. In order to insulate the STB from political pressures causing deviation from this long-standing statutory mandate, Congress established the STB as a decisionally independent agency, albeit with administrative ties to the Department of Transportation (DOT). This independence remains central to the STB’s role. For example, during the Kansas City Southern and Texas Mexico Railway proposed merger hearings (July 31, 2003), then Chair Roger Nober stated that he was, “wary of attempts by competitors to politicize mergers. Congress made our Agency independent, and vested us with exclusive merger review authority to avoid precisely that circumstance, where merger review becomes subject to political influence.”

In December 2015, Congress not only reauthorized the STB, but also strengthened its independence by severing its administrative ties to the DOT. Moreover, although news of the proposed CP-NS transaction was public, no changes were made to the STB merger policies. Clearly, Congress continues to have confidence in the STB to carry out its mandate on mergers.

CP’s Approach to Regulatory Approval is Thoughtful and Comprehensive

CP has carefully reviewed the new STB merger rules and standards, including those of the voting trust structure, and has a thoughtful and comprehensive plan to address the regulatory process.

In general, the proposed CP-NS merger would more than satisfy the public interest standard by offering enhanced pro-shipper options, including elimination of bottleneck pricing and modified terminal access, and important public benefits, such as, single line haul, access to new markets, improved asset utilization, routing efficiencies, and increased capacity.

As to downstream mergers, while CP believes that further consolidation is inevitable and necessary to support future economic growth, a combined CP-NS would still be smaller than both UP and BNSF, and therefore creates no pressure on other carriers to merge in order to remain competitive. Instead, CP-NS would be better able to compete intermodally and intramodally, which in turn increases balanced competition as a whole. Like the CP-NS proposal, approval of any future downstream merger must be determined on its own merits to be in the “public interest”.

As to a voting trust, CP would structure one to meet the independence and irrevocability requirements. With regard to the public interest showing, CP is confident that in the unlikely event that divestiture is ordered because the merger is disapproved, it and the carrier-in-trust and both their customers and shareholders will be, at a minimum, in the same financial position they were when the trust was approved, and, indeed, that the more likely outcome would be that they all have benefited while the voting trust structure is in place. Consequently, the risk of harm from divestiture is quite low. In addition, CP is also confident that it can show several public benefits that would accrue to customers from approval of the trust structure, including reduced costs and increased efficiency and competitiveness of NS’ operations.

15Transcript of Public Hearing on Proposed “KCS-TEX MEX” Railroad Merger (July 31, 2003) (available at www.stb.dot.gov).

It has been suggested that the STB would entertain a declaratory order motion seeking an advanced indication on a voting structure that has not yet been agreed upon by CP and NS. It is difficult to imagine why the STB would expend valuable time and resources to address whether a voting trust could be used, when the STB’s own precedent and regulations provide well-established certainty as to how and when a voting trust will be approved. It is also difficult to imagine why the STB would entertain a hypothetical question about possible voting trust structure and related conditions,16 when its own regulations set clear procedures for review of an actual, formulated voting trust presented to it for approval. As such, CP will not be seeking a declaratory order from the STB on a voting trust structure.

The Importance of a Fair and Objective STB Review of the CP-NS Proposal

Under the new rules, a merger is in the “public interest” if there are “substantial and demonstrable gains in important public benefits.” Applicants are encouraged to propose provisions for “enhanced competition” in order “to assure a balance in favor of the public interest.”17 CP’s proposed merger with NS more than satisfies the public interest standard by offering a number of innovative pro-shipper initiatives that will enhance competition.

In light of ample STB precedent and its regulatory mandate to reduce regulatory control, CP is confident that a proposed voting trust structure would be approved, but only at the appropriate time and under the clear procedure set out in the STB’s merger rules.

Congress has established an effective regulatory framework governing railroads. The proposed CP-NS transaction should be evaluated within that framework on its merits and based on a full record – free from political interference, just as Congress intended.

Forward Looking Statement

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions,

16CP anticipates that the trust structure including management changes would be the subject of negotiations and agreement between the parties. In addition, voting trust decisions focus largely on the financial harm if divestiture is ordered. See Merger Rules Decision at 29. But NS financial data to calculate the necessary baseline and projected income and balance sheet financial statements for that analysis are unavailable to CP prior to a merger agreement.

17 49 CFR 1180.1(c).

inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Rule 425 Disclosure

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

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